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                              April 8, 2021

       Nicholas King
       Chief Executive Officer
       VV Markets LLC
       2800 Patterson Ave Ste. 300
       Richmond, VA 23221

                                                        Re: VV Markets LLC
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed March 25,
2021
                                                            File No. 024-11306

       Dear Mr. King:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Amendment No. 5 to Offering Statement on Form 1-A

       Series Offering Table, page vi

   1. As you disclose in Part I, and throughout the Offering Circular, you are qualifying 1,000 series membership
interests in this offering. The reference to a "maximum" of 1,100 membership interests in
the Series Offering Table is more than the number of interests you are seeking to
qualify. Please revise. Please also confirm that your offering will not close until you sell
all 1,000 series membership interests, as suggested by your disclosure that the offering will
not close unless the minimum number of interests have been sold.
                                                        Please also revise the
disclosure on page 6 which states that the closing will occur when subscriptions for the
maximum number of interests have been accepted, as it appears that this is meant to say
minimum.
 Nicholas King
VV Markets LLC
April 8, 2021
Page 2
Exclusive Jurisdiction, page 51

2. On page 52 you state that the exclusive forum provision would require suits to enforce any duty or liability created by the Exchange Act to be brought in federal court in Delaware.
      However, your exclusive forum provision, which you state applies to federal securities law claims, limits claims to the federal courts in Virginia. Please explain why you have referenced Delaware federal court and whether your exclusive forum provision will require such claims to be brought in Delaware.
Financial Statements, page F-3

3. Please have your auditor update their report and consent to reflect the financial statements for the period ended December 31, 2020 included in the filing, and ensure both documents are properly dated.


       You may contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameNicholas King
                                                            Division of
Corporation Finance
Comapany NameVV Markets LLC
                                                            Office of Trade &
Services
April 8, 2021 Page 2
cc:       J. Martin Tate
FirstName LastName